UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)

Mexican Restaurants, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59283R104
(CUSIP Number)

Michael D. Domec
12000 Aerospace Ave.
Suite 400
Houston, TX 77034
(832) 300-5858
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59283R 10 4
1.	Names of Reporting Persons Michael D. Domec I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a.) ☐ (b.) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,392,761 shares *
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,392,761 shares *
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,761 shares *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.1% * †
14.	Type of Reporting Person (See Instructions) IN

* Of the 1,392,761 shares reported on this Schedule 13D, 17,000 shares are issuable upon the exercise of options in favor of Mr. Domec exercisable within 60 days of the date hereof.

† Based on 3,288,141 shares of Common Stock outstanding as of November 10, 2009.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, $0.01 par value per share (“Common Stock”), of Mexican Restaurants, Inc., a Texas corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 12000 Aerospace Ave., Suite 400, Houston, TX 77034.

Item 2.	Identity and Background

a)            This Statement is filed on behalf of Michael D. Domec (the “Reporting Person”).

b)            The address of the principal business and principal office of the Reporting Person is 12000 Aerospace Ave., Suite 400, Houston, TX 77034.

c)            The Reporting Person is a Director of the Issuer.  The business address of the Issuer is listed in Item 2(b) above.

d) & e)  During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)            The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Stock Sale Agreement dated December 1, 2009 (the “Sale Agreement”) by and between the Reporting Person as “Buyer” and The D3 Family Fund, L.P., The D3 Family Bullfrog Fund, L.P. and the DIII Offshore Fund, L.P. collectively as “Sellers,” the Reporting Person acquired a total of 1,192,956 shares of Common Stock of the Issuer from Sellers at a purchase price of $2 per share.  The consideration paid in such purchase was from the Reporting Person’s personal funds.  The aggregate purchase price paid to each Seller is set forth in the Sale Agreement set forth as Exhibit 1 to this Statement.  The full text of the Sale Agreement is filed as Exhibit 1 to this Statement, is incorporated by reference in response to this Item and qualifies in its entirety the information about the Sale Agreement contained in any Item of this Statement.

Item 4.	Purpose of Transaction

The Reporting Person intends to review his  investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person’s obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Common Stock through purchases or sales in the open market or in privately-negotiated transactions.  The Reporting Person’s review of his investment in the Issuer will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person’s personal financial situation, need for, and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer.  At the time of this filing, the Reporting Person has no definitive plans to purchase additional shares of Common Stock in the immediate future.  However, the Reporting Person may engage in open market and/or privately-negotiated transactions in the future, may from time-to-time acquire additional shares of Common Stock under various benefit or compensation arrangements of the Issuer, and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares or sell the shares held by him.

Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Articles of Incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above.  Notwithstanding the foregoing, the Reporting Person, in his capacity as a director of the Issuer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

a)            The Reporting Person beneficially owns 1,392,761 shares of Common Stock, representing approximately 42.1% of the shares of the Common Stock treated as being outstanding as of November 10, 2009.  The 1,392,761 shares of Common Stock beneficially owned by the Reporting Person include 17,000 shares of Common Stock subject to options that are presently exercisable or that become exercisable within 60 days.

b)            As of the date of this Statement, the Reporting Person has the sole power to vote and sole dispositive power over 1,392,761 shares of Common Stock, which represents approximately 42.1% of the shares of Common Stock treated as being outstanding as of November 10, 2009.

c)            Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving shares of Common Stock of the Issuer during the past 60 days.

d)            Not Applicable.

e)            Not Applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, except as disclosed in this Statement and its amendments, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 to this Statement is the Sale Agreement referred to in Item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2009	Michael D. Domec /s/ Michael D. Domec